Commission File Number 001-31914
EXHIBIT 99.1
(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(the “Company”)
(Stock code: 2628)
Announcement on Partial Release of the Company’s Shares held by the Controlling Shareholder
On June 19, 2009, the Ministry of Finance of the People’s Republic of China, State-owned Assets Supervision and Administration Commission of the State Council, China Securities Regulatory Commission and the National Council for Social Security Fund jointly issued the Implementing Measures for Partial State-owned Share Transfers in the Domestic Securities Market to Replenish National Social Security Funds and Announcement No. 63, providing that the shares of state-owned shareholders with transfer obligation should be frozen since the announcement date. Pursuant to these requirements, 150,000,000 shares of all the Company’s shares held by China Life Insurance (Group) Company (the “Group Company”) have been frozen since June 19, 2009.
According to a recent written notice received by the Company from the Group Company, the Group Company has fulfilled its obligation of state-owed share transfer by turning in capital. These shares have been released from freezing and the Group Company will continue to hold these shares.
Board of Directors of China Life Insurance Company Limited
December 14, 2010